# Reliance
Industries Limited

RECEIVED

[redacted]

08000350

January 15, 2008

**File No.82-3300**

**Securities Exchange Commission**
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
**Washington D.C. 20549**
**USA**

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 36 | January 15, 2008 | Media Release issued by the Company titled "RIL makes Another Gas Discovery in Shallow Water Block in the Krishna Basin". |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Encl: a/a

# Reliance
Industries Limited

January 15, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

**Attn: Shri S. Subramanian, DCS-CRD**
**Scrip Code: 500325**
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

**Trading Symbol: 'RELIANCE EQ'**
**Fax No.2659 8237 / 38**

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "RIL makes Another Gas Discovery in Shallow Water Block in the Krishna Basin" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L – 2011
Luxembourg

Encl: a/a

# Media Release

Reliance
Industries Limited

## RIL makes Another Gas Discovery in Shallow Water Block in the Krishna Basin

Mumbai 14 January 2008: Reliance Industries Limited (RIL) is pleased to announce yet another discovery in exploratory block KG-OSN-2001/1 (KG-III-5) located in Krishna offshore basin in the east coast of India. This is the third gas discovery in this block. The shallow water block KG-OSN-2001/1 (KG-III-05) located in the Krishna Basin, with an area of 1100 sq. kms, was awarded to RIL under bidding round of NELP-III. RIL holds 100% participating interest in this block.

The well KG-III-05-J1 was drilled at a water depth of 151m and to a total depth of 2820m with the objective of exploring the Miocene play fairways within the block and for further understanding of the Krishna basin. During the drilling of this well a clastic reservoir was encountered with gross hydrocarbon column of around 105 meters in the Miocene section. The above pay zone has been confirmed through wire-line based technology called Reservoir Characterisation Imager (RCI). This discovery namely 'Dhirubhai – 38' has been notified to Government of India and Directorate General of Hydrocarbons.

This discovery further substantiates the hydrocarbon potential in this block. RIL is currently evaluating the commerciality of this discovery.

**Reliance Industries Limited**

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

***Key Contacts:*** Tushar Pania (Mumbai)
022 -2278 5905
+91 98200 88536
tushar.pania@ril.com

Shalini Kumar (Delhi)
011-2346 3634
+91 98715 22440
shalini.kumar@ril.com

# Reliance
Industries Limited



January 17, 2008

**File No.82-3300**

**Securities Exchange Commission**
**Division of Corporation Finance**
**Office of International Corporate Finance**
**450, Fifth Street, N.Y.**
**Washington D.C. 20549**
**USA**

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record: -

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1. | Clause 35 | January 15, 2008 | Disclosure of Shareholding Pattern |
| 2. | BSE letter dated April 24, 2003 | January 15, 2008 | Disclosure of Shareholding Pattern in Free Float Indices |
| 3. | Clause 49 | January 14, 2008 | Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines. |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

# Reliance
Industries Limited

January 15, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attention: **Ms. Chitra Sekhar (DCS-CRD)**
Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Madam,

Sub: Shareholding Pattern as on December 31, 2007

We send herewith Shareholding Pattern of Equity Shares of the Company as on December 31, 2007, in terms of Clause 35 of the Listing Agreement.

As desired, we have also e-mailed the Excel Sheets to 'corp.relations@bseindia.com'

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

# Reliance
Industries Limited

January 15, 2008

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

**Fax No.2659 8237 / 38**

Dear Sir,

Sub: Shareholding Pattern as on December 31, 2007

We send herewith Shareholding Pattern on Equity Shares of the Company as on December 31, 2007, in terms of Clause 35 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

(I) (a) <u>Statement showing Shareholding Pattern</u>

Name of the Company : Reliance Industries Limited

Scrip Code : 500325

Quarter ended : 31st December 2007

| Category code | Category of shareholder | Number of shareholders | Total number of shares | Number of shares held in dematerialized form | Total shareholding as a percentage of total number of shares | |
|---|---|---|---|---|---|---|
| | | | | | As a percentage of (A+B)[1] | As a percentage of (A+B+C) |
| (A) | Shareholding of Promoter and Promoter Group[2] | | | | | |
| (1) | Indian | | | | | |
| (a) | Individuals / Hindu Undivided Family | 6 | 1 05 86 013 | 1 05 86 013 | 0.76 | 0.73 |
| (b) | Central Government / State Government(s) | 0 | 0 | 0 | 0.00 | 0.00 |
| (c) | Bodies Corporate | 45 | 62 65 63 553 | 62 65 63 188 | 44.79 | 43.10 |
| (d) | Financial Institutions / Banks | 0 | 0 | 0 | 0.00 | 0.00 |
| (e) | Any other (specify) | | | | | |
| | i. Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.) | 1 | 10 46 60 154 | 10 46 60 154 | 7.48 | 7.20 |
| | *Sub - Total (A) (1)* | **52** | **74 18 09 720** | **74 18 09 355** | **53.03** | **51.03** |
| (2) | **Foreign** | | | | | |
| (a) | Individuals (Non-Resident Individuals / Foreign Individuals) | 0 | 0 | 0 | 0.00 | 0.00 |
| (b) | Bodies Corporate | 0 | 0 | 0 | 0.00 | 0.00 |
| (c) | Institutions | 0 | 0 | 0 | 0.00 | 0.00 |
| (d) | Any other (specify) | | | | | |
| | *Sub - Total (A) (2)* | 0 | 0 | 0 | 0.00 | 0.00 |
| | **Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)** | **52** | **74 18 09 720** | **74 18 09 355** | **53.03** | **51.03** |
| (B) | **Public Shareholding[3]** | | | | | |
| (1) | **Institutions** | | | | | |
| (a) | Mutual Funds / UTI | 486 | 3 75 52 010 | 3 70 72 994 | 2.68 | 2.58 |
| (b) | Financial Institutions / Banks | 462 | 15 55 767 | 14 28 801 | 0.11 | 0.11 |
| (c) | Central Government / State Government(s) | 75 | 39 29 209 | 29 27 574 | 0.28 | 0.27 |
| (d) | Venture Capital Funds | 0 | 0 | 0 | 0.00 | 0.00 |
| (e) | Insurance Companies | 28 | 7 92 77 166 | 7 92 67 054 | 5.67 | 5.45 |
| (f) | Foreign Institutional Investors | 1 011 | 27 21 77 900 | 27 20 51 143 | 19.46 | 18.72 |
| (g) | Foreign Venture Capital Investors | 0 | 0 | 0 | 0.00 | 0.00 |
| (h) | Any other (specify) | | | | | |
| | **Sub - Total (B) (1)** | **2 062** | **39 44 92 052** | **39 27 47 566** | **28.20** | **27.14** |
| (2) | **Non-institutions** | | | | | |
| (a) | Bodies Corporate | 10 663 | 7 11 06 835 | 6 99 38 134 | 5.08 | 4.89 |
| (b) | Individuals | | | | | |
| | i. Individual shareholders holding nominal share capital up to Rs. 1 lakh | 20 24 468 | 16 04 91 354 | 10 75 06 687 | 11.47 | 11.04 |
| | ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh | 465 | 1 94 70 414 | 1 86 27 795 | 1.39 | 1.34 |
| (c) | Any other (specify) | | | | | |
| | i.NRIs/OCBs | 24 201 | 1 13 84 463 | 70 30 124 | 0.81 | 0.78 |
| | ii. Pending Confirmation | 0 | 0 | 0 | 0.00 | 0.00 |
| | **Sub - Total (B) (2)** | **20 59 797** | **26 24 53 066** | **20 31 02 740** | **18.76** | **18.05** |
| | ***Total Public Shareholding (B) = (B)(1) + (B)(2)*** | **20 61 859** | **65 69 45 118** | **59 58 50 306** | **46.97** | **45.19** |
| | **TOTAL (A) + (B)** | **20 61 911** | **139 87 54 838** | **133 76 59 661** | **100.00** | **96.22** |
| (C) | Shares held by Custodians and against which Depository Receipts have been issued | 2 | 5 48 93 763 | 5 48 84 213 | | 3.78 |
| | **GRAND TOTAL (A) + (B) + (C)** | **20 61 913** | **145 36 48 601** | **139 25 43 874** | | **100.00** |

[1]For determining public shareholding for the purpose of Clause 40A

[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3]For definition of "Public Shareholding", refer to Clause 40A

Reliance Industries Limited MUMBAI

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

| Sr No | Name of the shareholder | No of shares | Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|
| 1 | Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.) | 10 46 60 154 | 7.20 |
| 2 | Bhumika Trading Private Limited | 6 14 15 983 | 4.22 |
| 3 | Eklavya Mercantile Private Limited | 6 13 37 013 | 4.22 |
| 4 | Ekansha Enterprise Private Limited | 5 97 09 857 | 4.11 |
| 5 | Reliance Enterprises Limited (Amalgamated with Farm Enterprises Limited) | 4 47 81 625 | 3.08 |
| 6 | Banar Trading Private Limited | 4 41 47 723 | 3.04 |
| 7 | Anumati Mercantile Private Limited | 4 31 09 368 | 2.97 |
| 8 | Madhuban Merchandise Private Limited | 3 42 33 723 | 2.36 |
| 9 | Sanatan Textrade Private Limited | 3 41 30 009 | 2.35 |
| 10 | Amur Trading Private Limited | 3 30 04 017 | 2.27 |
| 11 | Tresta Trading Private Limited | 3 29 11 094 | 2.26 |
| 12 | Ornate Traders Private Limited | 3 22 07 491 | 2.22 |
| 13 | Reliance Chemicals Private Limited | 3 11 19 999 | 2.14 |
| 14 | Reliance Polyolefins Private Limited | 3 05 97 462 | 2.10 |
| 15 | Reliance Petroinvestments Limited | 2 79 88 288 | 1.93 |
| 16 | Reliance Life Sciences Private Limited | 1 54 84 025 | 1.07 |
| 17 | Reliance Consolidated Enterprises Private Limited | 1 49 76 149 | 1.03 |
| 18 | Aavaran Textiles Private Limited | 1 32 58 167 | 0.91 |
| 19 | Smt.K D Ambani | 36 65 227 | 0.25 |
| 20 | Pams Investments and Trading Company Private Limited | 31 84 983 | 0.22 |
| 21 | Reliance Aromatics and Petrochemicals Private Limited | 29 71 000 | 0.20 |
| 22 | Shri.M D Ambani | 18 07 923 | 0.12 |
| 23 | Smt.Nita Ambani | 16 99 073 | 0.12 |
| 24 | Ms.Isha M Ambani | 16 82 195 | 0.12 |
| 25 | Master Akash M Ambani | 16 81 595 | 0.12 |
| 26 | Fidelity Shares and Securities Private Limited | 15 25 055 | 0.10 |
| 27 | Reliance Welfare Association | 12 27 734 | 0.08 |
| 28 | Reliance Energy and Project Development Private Limited | 10 29 000 | 0.07 |
| 29 | Terene Industries Private Limited | 4 68 480 | 0.03 |
| 30 | Silvassa Hydrocarbons and Investments Private Limited | 4 07 581 | 0.03 |
| 31 | Synergy Synthetics Private Limited | 3 74 401 | 0.03 |
| 32 | Vita Investments and Trading Company Private Limited | 3 08 395 | 0.02 |
| 33 | Reliance Nutraceuticals Private Limited | 2 68 196 | 0.02 |
| 34 | Reliance Pharmaceuticals (India) Private Limited | 2 17 665 | 0.01 |
| 35 | Reliance Industrial Infrastructure Limited | 86 000 | 0.01 |
| 36 | Deccan Finvest Private Limited | 68 795 | 0.00 |
| 37 | Master Anant M Ambani | 50 000 | 0.00 |
| 38 | Jogiya Traders Private Limited | 10 010 | 0.00 |
| 39 | Hercules Investments Private Limited | 1 000 | 0.00 |
| 40 | Nikhil Investments Company Private Limited | 1 000 | 0.00 |
| 41 | Real Fibres Private Limited | 1 000 | 0.00 |
| 42 | Dainty Investments and Leasings Private Limited | 210 | 0.00 |
| 43 | Jagdanand Investments and Trading Company Private Limited | 150 | 0.00 |
| 44 | Jagdishvar Investments and Trading Company Private Limited | 100 | 0.00 |
| 45 | Kankhal Investments and Trading Company Private Limited | 100 | 0.00 |
| 46 | Kardam Commercials Private Limited | 100 | 0.00 |
| 47 | Kedareshwar Investments and Trading Company Private Limited | 100 | 0.00 |
| 48 | Krish Commercials Private Limited | 100 | 0.00 |
| 49 | Kshitij Commercials Private Limited | 100 | 0.00 |
| 50 | Nityapriya Commercials Private Limited | 100 | 0.00 |
| 51 | Priyash Commercials Private Limited | 100 | 0.00 |
| 52 | Pusti Commercials Private Limited | 100 | 0.00 |
| | **TOTAL** | **74 18 09 720** | **51.03** |

Reliance Industries Limited MUMBAI

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

| Sr No | Name of the shareholder | No of shares | Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|
| 1 | Life Insurance Corporation of India | 6 65 23 625 | 4.58 |
| | TOTAL | 6 65 23 625 | 4.58 |

I(d) Statement showing details of locked -in shares

| Sr No | Name of the shareholder | No of locked-in shares | Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|
| 1 | Reliance Petroinvestments Limited | 1729606 | 0.12 |
| | Total | 1729606 | 0.12 |

II(a) **Statement showing details of Depository Receipts (DRs)**

| Sr No | Type of outstanding DR (ADRs,GRDs, SDRs,etc.) | Number of outstanding DRs | No of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above) |
|---|---|---|---|---|
| 1 | The Bank of New York | 27446876 | 54893751 | 3.78 |
| 2 | Citibank N A New York, Nvadr Department | 6 | 12 | 0.00 |
| | TOTAL | 27446882 | 54893763 | 3.78 |

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

| Sr.No | Name of the DR Holder | Type of outstanding DR (ADRs,GRDs, SDRs,etc.) | No of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above) |
|---|---|---|---|---|
| | Nil | Nil | 0 | 0.00 |

January 15, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Kind Attn : Shri P S Reddy
General Manager of Corporate Services

Dear Sir,

Ref : **Scrip Code – 500325**
Sub : **Shareholding Pattern for Free-Float Indices**

We send herewith Shareholding Pattern as on December 31, 2007 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

**FORM A**

# SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

## Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 Quarter Ended 31st December, 2007

| Category Code | Category | No.of Shares Held | % of Shareholding |
|---|---|---|---|
| | | | |
| I | CONTROLLING/STRATEGIC HOLDINGS | | |
| | | | |
| A | BASED IN INDIA | | |
| 1 | Indian Individuals/HUFs & Relatives | 1 05 86 013 | 0.73 |
| 2 | Indian Corporate Bodies/ Trusts/ Partnerships | 73 12 23 707 | 50.30 |
| 3 | Persons Acting in Concert (also include Suppliers/ Customers) | 0 | 0.00 |
| 4 | Other Directors & Relatives (other than in 1 above) | 0 | 0.00 |
| 5 | Employee Welfare Trusts/ESOPs (already converted into shares but locked in) | 0 | 0.00 |
| 6 | Banks/Financial Institutions | 0 | 0.00 |
| 7 | Central/ State Govt. | 0 | 0.00 |
| 8 | Central/ State Govt. Institutions | 0 | 0.00 |
| 9 | Venture Funds/ Private Equity Funds | 0 | 0.00 |
| | Sub Total A | 74 18 09 720 | 51.03 |
| | | | |
| B | BASED OVERSEAS | | |
| 10 | Foreign Individuals (including FDI) | 0 | 0.00 |
| 11 | Foreign Corporate Bodies (including FDI) | 0 | 0.00 |
| 12 | Non Resident Indians (Individuals) | 0 | 0.00 |
| 13 | Non Resident Indian Corporate Bodies | 0 | 0.00 |
| | Sub Total B | 0 | 0.00 |
| | | | |
| C | GDRs/ADRs/ ADSs | 0 | 0.00 |
| | Sub Total C | 0 | 0.00 |
| | | | |
| D | OTHERS (Please specify here____________________) | 0 | 0.00 |
| | Sub Total D | 0 | 0.00 |
| | | | |
| E | ANY OTHER SHARES LOCKED-IN (except covered above) | 0 | 0.00 |
| | Sub Total E | 0 | 0.00 |
| | | | |
| | Sub Total I | 74 18 09 720 | 51.03 |

....contd

Reliance Industries Limited MUMBAI

| II | FREE FLOAT | No.of Shares Held | % of Shareholding |
|---|---|---|---|
| | | | |
| A | BASED IN INDIA | | |
| 1 | Indian Individuals/HUFs | 17 96 96 580 | 12.36 |
| 2 | Indian Corporate Bodies/Trusts/Partnerships | 7 11 06 335 | 4.39 |
| 3 | Independent Directors & Relatives | 2 65 183 | 0.02 |
| 4 | Present Employees | 0 | 0.00 |
| 5 | Banks/Financial Institutions | 17 79 935 | 0.12 |
| 6 | Central/State Govt. | 39 29 209 | 0.27 |
| 7 | *Central/ State Govt. Institutions* | 0 | 0.00 |
| 8 | Insurance Companies | 7 92 77 166 | 5.45 |
| 9 | Mutual Funds | 3 73 27 842 | 2.57 |
| 10 | *Venture Funds/ Private Equity Funds* | 0 | 0.00 |
| 11 | Customers | 0 | 0.00 |
| 12 | Suppliers | 0 | 0.00 |
| | **Sub Total A** | **37 33 82 755** | **25.69** |
| | | | |
| B | **BASED OVERSEAS** | | |
| 13 | Foreign Individuals | 0 | 0.00 |
| 14 | Foreign Corporate Bodies | 1 38 828 | 0.01 |
| 15 | Foreign Institutional Investors (SEBI-registered) | 27 21 77 900 | 18.72 |
| 16 | Non Resident Indians (Individuals) | 1 12 45 635 | 0.77 |
| 17 | Non Resident Indian Corporate Bodies | 0 | 0.00 |
| | **Sub Total B** | **28 35 62 363** | **19.51** |
| | | | |
| C | **GDRs/ADRs/ADSs** | 5 48 93 763 | 3.78 |
| | **Sub Total C** | **5 48 93 763** | **3.78** |
| | | | |
| D | **OTHERS (Please specify here ____________________)** | | |
| | | | |
| | **Sub Total D** | **0** | **0.00** |
| | | | |
| | **Sub Total II** | **71 18 38 881** | **48.97** |
| | | | |
| | **Grand Total** | **1 45 36 48 601** | **100.00** |

| BROAD SUMMARY OF HOLDINGS | No.of Shares Held | % of Shareholding |
|---|---|---|
| Total Controlling/ Strategic Holdings | **74 18 09 720** | 51.03 |
| Total Free-float | **71 18 38 881** | 48.97 |
| **Grand Total** | **1 45 36 48 601** | **100.00** |

| SUMMARY OF DOMESTIC/FOREIGN HOLDINGS | No.of Shares Held | % of Shareholding |
|---|---|---|
| Total Domestic Holding | **1 11 51 92 475** | 76.72 |
| *Total Foreign Holding* | **33 84 56 126** | 23.28 |
| **Grand Total** | **1 45 36 48 601** | **100.00** |

Reliance Industries Limited MUMBAI

FORM B

# CONTROLLING/STRATEGIC HOLDERS
## Name of the Company : RELIANCE INDUSTRIES LIMITED

**Scrip Code** 500325 **Quarter Ended** 31st December, 2007

| Sr No | Holders Name | No.of Shares Held | % of Shareholding | Category Code |
|---|---|---|---|---|
| 1 | Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.) | 10 46 60 154 | 7.20 | I-A-2 |
| 2 | Bhumika Trading Private Limited | 6 14 15 383 | 4.22 | I-A-2 |
| 3 | Eklavya Mercantile Private Limited | 6 13 37 313 | 4.22 | I-A-2 |
| 4 | Ekansha Enterprise Private Limited | 5 97 09 357 | 4.11 | I-A-2 |
| 5 | Reliance Enterprises Limited (Amalgamated with Farm Enterprises Limited) | 4 47 31 625 | 3.08 | I-A-2 |
| 6 | Bahar Trading Private Limited | 4 41 47 728 | 3.04 | I-A-2 |
| 7 | Anumati Mercantile Private Limited | 4 31 09 368 | 2.97 | I-A-2 |
| 8 | Madhuban Merchandise Private Limited | 3 42 33 723 | 2.36 | I-A-2 |
| 9 | Sanatan Textrade Private Limited | 3 41 30 009 | 2.35 | I-A-2 |
| 10 | Amur Trading Private Limited | 3 30 04 017 | 2.27 | I-A-2 |
| 11 | Tresta Trading Private Limited | 3 29 11 094 | 2.26 | I-A-2 |
| 12 | Ornate Traders Private Limited | 3 22 07 491 | 2.22 | I-A-2 |
| 13 | Reliance Chemicals Private Limited | 3 11 19 999 | 2.14 | I-A-2 |
| 14 | Reliance Polyolefins Private Limited | 3 05 97 462 | 2.10 | I-A-2 |
| 15 | Reliance Petroinvestments Limited | 2 79 88 288 | 1.93 | I-A-2 |
| 16 | Reliance Life Sciences Private Limited | 1 54 84 025 | 1.07 | I-A-2 |
| 17 | Reliance Consolidated Enterprises Private Limited | 1 49 76 149 | 1.03 | I-A-2 |
| 18 | Aavaran Textiles Private Limited | 1 32 58 167 | 0.91 | I-A-2 |
| 19 | Smt.K D Ambani | 36 65 227 | 0.25 | I-A-1 |
| 20 | Pams Investments and Trading Company Private Limited | 31 84 983 | 0.22 | I-A-2 |
| 21 | Reliance Aromatics and Petrochemicals Private Limited | 29 71 000 | 0.20 | I-A-2 |
| 22 | Shri.M D Ambani | 18 07 923 | 0.12 | I-A-1 |
| 23 | Smt.Nita Ambani | 16 99 073 | 0.12 | I-A-1 |
| 24 | Ms.Isha M Ambani | 16 82 195 | 0.12 | I-A-1 |
| 25 | Master Akash M Ambani | 16 81 595 | 0.12 | I-A-1 |
| 26 | Fidelity Shares and Securities Private Limited | 15 25 055 | 0.10 | I-A-2 |
| 27 | Reliance Welfare Association | 12 27 734 | 0.08 | I-A-2 |
| 28 | Reliance Energy and Project Development Private Limited | 10 29 000 | 0.07 | I-A-2 |
| 29 | Terene Industries Private Limited | 4 68 480 | 0.03 | I-A-2 |
| 30 | Silvassa Hydrocarbons and Investments Private Limited | 4 07 581 | 0.03 | I-A-2 |
| 31 | Synergy Synthetics Private Limited | 3 74 401 | 0.03 | I-A-2 |
| 32 | Vita Investments and Trading Company Private Limited | 3 08 395 | 0.02 | I-A-2 |
| 33 | Reliance Nutraceuticals Private Limited | 2 68 196 | 0.02 | I-A-2 |
| 34 | Reliance Pharmaceuticals (India) Private Limited | 2 17 665 | 0.01 | I-A-2 |
| 35 | Reliance Industrial Infrastructure Limited | 86 000 | 0.01 | I-A-2 |
| 36 | Deccan Finvest Private Limited | 68 795 | 0.00 | I-A-2 |
| 37 | Master Anant M Ambani | 50 000 | 0.00 | I-A-1 |
| 38 | Jogiya Traders Private Limited | 10 010 | 0.00 | I-A-2 |
| 39 | Hercules Investments Private Limited | 1 000 | 0.00 | I-A-2 |
| 40 | Nikhil Investments Company Private Limited | 1 000 | 0.00 | I-A-2 |
| 41 | Real Fibres Private Limited | 1 000 | 0.00 | I-A-2 |
| 42 | Dainty Investments and Leasings Private Limited | 210 | 0.00 | I-A-2 |
| 43 | Jagdanand Investments and Trading Company Private Limited | 150 | 0.00 | I-A-2 |
| 44 | Jagdishvar Investments and Trading Company Private Limited | 100 | 0.00 | I-A-2 |
| 45 | Kankhal Investments and Trading Company Private Limited | 100 | 0.00 | I-A-2 |
| 46 | Kardam Commercials Private Limited | 100 | 0.00 | I-A-2 |
| 47 | Kedareshwar Investments and Trading Company Private Limited | 100 | 0.00 | I-A-2 |
| 48 | Krish Commercials Private Limited | 100 | 0.00 | I-A-2 |
| 49 | Kshitij Commercials Private Limited | 100 | 0.00 | I-A-2 |
| 50 | Nityapriya Commercials Private Limited | 100 | 0.00 | I-A-2 |
| 51 | Priyash Commercials Private Limited | 100 | 0.00 | I-A-2 |
| 52 | Pusti Commercials Private Limited | 100 | 0.00 | I-A-2 |
| | **Total** | **74 18 09 720** | **51.03** | |

# FREE-FLOAT HOLDERS
## DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
## (List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325    Quarter Ended: 31st December, 2007

| Sr No | Holders Name | No.of Shares Held | % of Shareholding | Category Code | Relationship, if any with anyone in I |
|---|---|---|---|---|---|
| 1 | Life Insurance Corporation of India | 6 65 28 625 | 4.58 | II-A-8 | NIL |
| 2 | The Bank of New York as Depository (for GDRs) | 5 48 93 751 | 3.78 | II-C | NIL |
| | **Total** | **12 14 22 376** | **8.35** | | |

Reliance
Industries Limited

January 14, 2008

Ms. Neha Gada
DCS-CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Madam/Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on December 31, 2007, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

## QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

**Name of the Company** : RELIANCE INDUSTRIES LIMITED
**Quarter ended on** : DECEMBER 31, 2007

| | Particulars | Clause of Listing Agreement | Compliance Status Yes / No /N.A | Remarks |
|---|---|---|---|---|
| | 1 | 2 | 3 | 4 |
| **I.** | **Board of Directors** | 49 (I) | | |
| (A) | Composition of Board | 49 (IA) | Yes | The composition of the Board of Directors of the Company is in line with the requirements of Clause 49. |
| (B) | Non-executive Directors' compensation & disclosures | 49 (IB) | Yes | Complied. |
| (C) | Other provisions as to Board and Committees | 49 (IC) | Yes | Complied. |
| (D) | Code of Conduct | 49 (ID) | Yes | Complied. |
| **II.** | **Audit Committee** | 49 (II) | | |
| (A) | Qualified & Independent Audit Committee | 49 (IIA) | Yes | Established |
| (B) | Meeting of Audit Committee | 49 (IIB) | Yes | Complied |
| (C) | Powers of Audit Committee | 49 (IIC) | Yes | Empowered |
| (D) | Role of Audit Committee | 49 (IID) | Yes | Role of Audit Committee has been specified. |
| (E) | Review of information by Audit Committee | 49 (IIE) | Yes | The Audit Committee reviews all the information specified. |
| **III.** | **Subsidiary Companies** | 49 (III) | Yes | Complied |
| **IV.** | **Disclosures** | 49 (IV) | | |
| (A) | Basis of related party transactions | 49 (IVA) | Yes | Complied |
| (B) | Disclosure of Accounting treatment | 49 (IVB) | Yes | Complied |
| (C) | Board Disclosures | 49 (IVC) | Yes | Disclosures on Risk Management – complied. |

| | Particulars | Clause of Listing Agreement | Compliance Status Yes / No /N.A | Remarks |
|---|---|---|---|---|
| | 1 | 2 | 3 | 4 |
| (D) | Proceeds from public issues, rights issues, preferential issue, etc. | 49 (IVD) | Yes | Complied. |
| (E) | Remuneration of Directors | 49 (IVE) | Yes | Will be disclosed in the Annual Report for 2007-08. |
| (F) | Management | 49 (IVF) | Yes | Management Discussion and Analysis Report will be furnished in the Annual Report 2007-08. |
| (G) | Shareholders | 49 (IVG) | Yes | Complied |
| **V.** | **CEO/CFO Certification** | 49 (V) | Yes | Complied. |
| **VI.** | **Report on Corporate Governance** | 49 (VI) | Yes | Will be furnished in the Annual Report 2007-08. |
| **VII.** | **Compliance** | 49 (VII) | Yes | ➢ Certificate from the auditors on compliance of conditions of Corporate Governance will be furnished in the Directors' Report for the year 2007-08.<br>➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non adoption of non-mandatory requirements will be made in the section on Corporate Governance in the Annual Report for the year 2007-08. |

For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

# Reliance
Industries Limited

RECEIVED
2008 JAN 23 A 5:55

January 17, 2008

**File No.82-3300**

**Securities Exchange Commission**
**Division of Corporation Finance**
**Office of International Corporate Finance**
**450, Fifth Street, N.Y.**
**Washington D.C. 20549**
**USA**

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record: -

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 41 | January 17, 2008 | Unaudited Financial Results for the quarter ended December 31, 2007 |
| 2 | Clause 41 | January 17, 2008 | Media Release on Unaudited Financial Results for the quarter ended December 31, 2007 |
| 3 | SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002 | January 17, 2008 | Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants for the quarter ended December 31, 2007 |

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

# Reliance
Industries Limited



January 17, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

**Attn: Shri S. Subramanian, DCS-CRD**
**Scrip Code : 500325**
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

**Trading Symbol: 'RELIANCE EQ'**
**Fax No. 2659 8237 / 38**

Dear Sir,

**Sub : Unaudited Financial Results for the quarter ended December 31, 2007**

In continuation of our letter dated January 9, 2008, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter ended December 31, 2007, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Copy to: The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

**UNAUDITED FINANCIAL RESULTS**
**FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2007**

(Rs. in crores, except per share data)

| Sr. No. | Particulars | Quarter Ended 31st December | | Nine Months Ended 31st December | | Year Ended 31st March |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 | 2007 (Audited) |
| 1. | Turnover | 35,880 | 29,753 | 100,572 | 89,078 | 118,354 |
| | Less: Excise Duty / Service Tax Recovered | 1,290 | 1,558 | 4,415 | 4,833 | 6,661 |
| 2. | **Net Turnover** | **34,590** | **28,195** | **96,157** | **84,245** | **111,693** |
| 3. | Other Income | 241 | 120 | 606 | 353 | 478 |
| 4. | **Total Income** | **34,831** | **28,315** | **96,763** | **84,598** | **112,171** |
| 5. | a) (Increase) / decrease in stock in trade / work in progress | 677 | 1,036 | 635 | (393) | (655) |
| | b) Consumption of raw materials | 23,593 | 18,323 | 64,639 | 58,666 | 76,872 |
| | c) Purchases | 1,568 | 110 | 4,806 | 639 | 1,821 |
| | d) Staff cost | 577 | 504 | 1,544 | 1,553 | 2,094 |
| | e) Depreciation | 1,213 | 1,274 | 3,467 | 3,588 | 4,815 |
| | f) Other expenditure | 2,342 | 3,042 | 7,246 | 8,903 | 11,515 |
| | **Total Expenditure** | **29,970** | **24,289** | **82,337** | **72,956** | **96,462** |
| 6. | Interest and Finance Charges | 253 | 306 | 805 | 901 | 1,189 |
| 7. | Exceptional item | 4,733 | | 4,733 | | |
| 8. | **Profit before tax** | **9,341** | **3,720** | **18,354** | **10,741** | **14,520** |
| 9. | Provision for Current Tax [including Fringe Benefit tax] | 1,063 | 437 | 2,107 | 1,235 | 1,657 |
| 10. | Provision for Deferred Tax | 199 | 202 | 701 | 719 | 920 |
| 11. | **Net Profit after tax** | **8,079** | **3,081** | **15,546** | **8,787** | **11,943** |
| 12. | **Net Profit after tax [excluding effect of exceptional item]** | **3,882** | **3,081** | **11,349** | **8,787** | **11,943** |
| 13. | Paid up Equity Share Capital, Equity Shares of Rs. 10/- each. | 1,454 | 1,394 | 1,454 | 1,394 | **1,394** |
| 14. | Equity Share suspense [Refer Note 2] | | 60 | | 60 | **60** |
| 15. | Reserves excluding revaluation reserves | | | | | **59,862** |
| 16. | **Earnings per share (Face value of Rs. 10)** | | | | | |
| | Basic | 55.6 | 21.2 | 106.9 | 60.5 | **82.2** |
| | Diluted | 55.6 | 21.2 | 106.9 | 60.5 | **82.2** |
| 17. | **Earnings per share (Face value of Rs. 10) [excluding exceptional item]** | | | | | |
| | Basic | 26.7 | 21.2 | 78.1 | 60.5 | **82.2** |
| | **Diluted** | 26.7 | 21.2 | 78.1 | 60.5 | **82.2** |
| 18. | **Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]** | | | | | |
| | - Number of Shares (in crores) | | | 71.18 | 68.81 | **68.31** |
| | - Percentage of Shareholding (%) | | | 48.97 | 49.38 | **49.02** |

**Notes:**

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Consequently, 6,01,40,560 equity shares of Rs 10/- each were allotted to shareholders of erstwhile IPCL on 13th October 2007. In view thereof, the figures for the quarter and nine months ended 31st December 2006 have been restated.

3. Exceptional item represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.

4. The Company has reserved issuance of 6,96,75,402 equity shares of Rs 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. During the period ended 31st December 2007, the Company has further granted 10,35,000 options as per the terms of the ESOS. The options would vest over a period of 7 years from the date of grant based on specified criteria.

5. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,332 crore (US$ 338 million) for the nine months period and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

6. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in

compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the nine months would have been higher by Rs. 514 crore (US$ 130 million).

7. During the quarter Reliance Digital Retail Limited, Reliance Brands Private Limited, Reliance Wellness Limited, Reliance Footprint Limited, Reliance Integrated Agri Solutions Private Limited, Reliance Trends Limited, Reliance Lifestyle Holdings Private Limited, Reliance Universal Ventures Private Limited, Reliance AutoZone Private Limited, Strategic Manpower Solutions Private Limited, Reliance Gems and Jewels Limited, Delight Proteins Private Limited, Reliance F&B Services Private Limited, Reliance Agri Products Distribution Private Limited, Reliance Leisures Private Limited, Reliance Retail Securities and Broking Company Private Limited, Reliance Home Store Private Limited, Reliance Trade Services Centre Private Limited, Reliance Food Processing Solutions Private Limited, Reliance Supply Chain Solutions Private Limited, Reliance Digital Media Private Limited, Reliance Loyalty & Analytics Private Limited have become subsidiaries of the Company.

8. Provision for Current Tax for the nine months period includes provision for Fringe Benefit Tax of Rs 29 crore (US$ 7 million).

9. There were no investors' complaints pending as on 1st October 2007. All the 1,751 complaints received during the last quarter were resolved and no complaints were outstanding as on 31st December 2007.

10. The audit committee reviewed the above results. The Board of Directors at its meeting held on 17th January 2008 approved the above results and its release.

11. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter and nine months period ended 31st December 2007.

# UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2007

Rs Crores

| | | Quarter Ended 31st December | | | | Nine Months Ended 31st December | | | | Year ended 31st March | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 2007 | | 2006 | | 2007 | | 2006 | | 2007 (Audited) | |
| 1. | **Segment Revenue** | | | | | | | | | | |
| | - Petrochemicals | 12,706 | | 13,145 | | 38,880 | | 37,799 | | 50,371 | |
| | - Refining | 26,154 | | 20,870 | | 72,057 | | 64,907 | | 85,932 | |
| | - Others | 919 | | 634 | | 2,310 | | 1,719 | | 2,380 | |
| | **Gross Turnover (Turnover and Inter Divisional Transfers)** | **39,779** | | **34,649** | | **113,247** | | **104,425** | | **138,683** | |
| | Less: Inter Segment Transfers | 3,899 | | 4,896 | | 12,675 | | 15,347 | | 20,329 | |
| | **Turnover** | **35,880** | | **29,753** | | **100,572** | | **89,078** | | **118,354** | |
| | Less: Excise Duty Recovered on Sales | 1,290 | | 1,558 | | 4,415 | | 4,833 | | 6,661 | |
| | **Net Turnover** | | **34,590** | | **28,195** | | **96,157** | | **84,245** | | **111,693** |
| 2. | **Segment Results** | | | | | | | | | | |
| | - Petrochemicals | 1,778 | | 1,788 | | 5,648 | | 5,196 | | 6.577 | |
| | - Refining | 2,614 | | 1,925 | | 7,492 | | 5,449 | | 7,724 | |
| | - Others | 396 | | 364 | | 1,087 | | 1,013 | | 1,335 | |
| | **Total Segment Profit before Interest and Tax** | | **4,788** | | **4,077** | | **14,227** | | **11,658** | | **15,636** |
| | (i) Interest Expense | | (253) | | (306) | | (805) | | (901) | | (1,189) |
| | (ii) Interest Income | | 141 | | 72 | | 414 | | 222 | | 277 |
| | (iii) Other Un-allocable Income Net of Expenditure | | (68) | | (123) | | (215) | | (238) | | (204) |
| | (iv) Exceptional Item | | 4,733 | | | | 4,733 | | | | |
| | **Profit before Tax** | | **9,341** | | **3,720** | | **18,354** | | **10,741** | | **14,520** |
| | (i) Provision for Current Tax | | (1,063) | | (437) | | (2,107) | | (1,235) | | (1,657) |
| | (ii) Provision for Deferred Tax | | (199) | | (202) | | (701) | | (719) | | (920) |
| | **Profit after Tax** | | **8,079** | | **3,081** | | **15,546** | | **8,787** | | **11,943** |
| | **Profit after Tax** [excluding effect of exceptional item] | | **3.882** | | **3,081** | | **11,349** | | **8,787** | | **11,943** |
| 3. | **Capital Employed (Segment Assets – Segment Liabilities)** | | | | | | | | | | |
| | - Petrochemicals | | 30,519 | | 32,951 | | 30, 519 | | 32,951 | | 32,127 |
| | - Refining | | 40,582 | | 40,369 | | 40,582 | | 40,369 | | 38,726 |
| | - Others | | 28,988 | | 8,951 | | 28,988 | | 8,951 | | 15,634 |
| | - Unallocated Corporate | | 18,984 | | 11,490 | | 18,984 | | 11,490 | | 12,288 |
| | **Total Capital Employed** | | **119,073** | | **93,761** | | **119,073** | | **93,761** | | **98,775** |

## Notes to Segment Information for the Quarter / Nine Months Ended 31st December 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile
      - Retail business
      - SEZ development

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

**For Reliance Industries Limited**

**Mukesh D Ambani**
**Chairman & Managing Director**

**January 17, 2008**

# Reliance
Industries Limited

RECEIVED

[illegible]

January 17, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

**Attn: Shri S. Subramanian, DCS-CRD**
**Scrip Code : 500325**
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

**Trading Symbol: 'RELIANCE EQ'**
**Fax No. 2659 8237 / 38**

Dear Sir,

**Sub : Unaudited Financial Results for the quarter ended December 31, 2007**

In continuation of our letter dated January 17, 2008 on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter ended December 31, 2007 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ril.com'

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Copy to: The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Mumbai, 17th January 2008

## Record Quarterly Profit, Up 26% Y-o-Y

## Turnover Exceeds Rs. 1,00,000 Crore In Nine Months For The First Time

## Expanding Global Footprint Across All Businesses

## Refinery And Oil & Gas Development Projects In Advanced Stages Of Implementation

| 3Q FY08 | 2Q FY08 | 3Q FY07 | % Change wrt 3QFY07 | (In Rs. Crore) | 9M FY08 | 9M FY07 | % Change |
|---|---|---|---|---|---|---|---|
| **35,880** | 33,402 | 29,753 | 21% | Turnover | **100,572** | 89,078 | 13% |
| **6,074** | 5,949 | 5,300 | 15% | PBDIT | **17,893** | 15,231 | 17% |
| **8,079** | 3,837 | 3,081 | 162% | Net Profit | **15,546** | 8,787 | 77% |
| **3,882** | 3,837 | 3,081 | 26% | Net Profit [excl. exceptional item] | **11,349** | 8,787 | 29% |
| **26.7** | 26.4 | 21.2 | | EPS (Rs.) [excl. exceptional item] | **78.1** | 60.5 | |

***Reliance Industries Limited (RIL) today reported its financial performance for the nine months period ended 31st December, 2007. Highlights of the un-audited financial results as compared to the previous period are:***

- Turnover increases by 13% to Rs. 100,572 crore (US$ 25.5 billion).
- Cash Profit increases by 51% to Rs. 19,714 crore (US$ 5.0 billion)
- Net Profit (including exceptional item) increases by 77% to Rs. 15,546 crore (US$ 4.0 billion)
- Exceptional income of Rs. 4,733 crore (US$ 1.2 billion)
- Net Profit (excluding exceptional item) increases by 29% to Rs. 11,349 crore (US$ 2.9 billion)
- Gross Refining Margin for 3Q FY 07-08 was at US$ 15.4 / bbl and for 9M FY 07-08 was US$ 14.9 / bbl

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

## Other Highlights

- Reliance was awarded the "Deming Quality Control Award" for Operations Business Unit (2007) making it the World's first petrochemical company to win this award
- Reliance's Jamnagar refinery adjudged winner of "Golden Peacock National Training Award 2007"
- Reliance's Hazira Manufacturing division adjudged winner of "Golden Peacock Innovation Award 2007"
- Reliance expanded its International footprint in Exploration and Production -
    - Executed two Production Sharing Contracts (PSC) in Kurdistan
    - Signed Production Sharing Agreement (PSA) for an offshore block in Oman
    - Signed two Production Sharing Agreements in Yemen
    - Signed Hydrocarbon Production and Exploitation Contracts for two offshore blocks in Columbia
- RIL and GAIL signed an MoU to explore opportunities to set up petrochemical plants outside of India. Earlier, RIL and GAIL had signed an MoU for cooperation in identified areas in natural gas sector including gas pipelines and city gas distribution.
- Reliance has acquired a majority stake and management control of Gulf Africa Petroleum Corporation (GAPCO), a petroleum downstream company in East Africa.
- Reliance has signed an agreement to acquire the assets of Hualon, a leading polyester producer in Malaysia and commenced operations with the use of the assets pending the transfer.
- The textile brand VIMAL re-launched with new look and offerings
- International investment rating agencies Moodys and S&P have reaffirmed investment grade rating for international debt of RIL

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

***Commenting on the results, Mukesh D. Ambani, CMD, Reliance Industries Limited said:***

*"I am happy to report that Reliance continues to surpass previous records in financial performance. The quality of our manufacturing assets and our people is being recognized through the various awards and recognition that we have been receiving in the recent past. The new growth platforms around Oil and Gas, Organized Retailing and Agro-Retail initiatives are gathering momentum and the initial response to these initiatives have been very encouraging. Each of these initiatives inherently addresses India's economic and social imperatives."*

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

## MANAGEMENT DISCUSSION & ANALYSIS

*(For the nine months period ended 31st December, 2007)*

### STRATEGIC DEVELOPMENTS

### OIL AND GAS – E&P

This was yet another eventful period for RIL's Oil and Gas Exploration & Production business which resulted in several key achievements.

1. The Empowered Group on Ministers (EGoM) has approved the pricing formula for sale of gas from KG D6.

2. RIL announced two gas discoveries (wells: KG-III-05-P1 and KG-III-05-J1) in Miocene clastics reservoir in the Krishna offshore basin on the east coast of India in the shallow water block, KG-OSN-2001/1 which has an area of 1,100 square kilometers.

3. RIL made four additional discoveries:
   - Well MD1 in block KG-D4
   - Well CY-III-D5-A1 in block CY-III-D5
   - Well KGD6-R1 in block KG D6
   - Well GS01-B1 in block GS01

4. RIL has also submitted development plans for the NEC25 block and MA oil fields (KG D6) to the DGH for approval.

5. Development plan for Sohagpur CBM Blocks (East and West) was approved by the DGH.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

**REFINING AND MARKETING – R&M**

Reliance has taken over the operations of Gulf Africa Petroleum Corporation (GAPCO) and has started shipping products to the East African market. GAPCO owns and operates large storage terminalling facilities and a retail distribution network in several countries – including Tanzania, Uganda and Kenya. It owns and operates large coastal storage terminals in Dar Es Salaam (Tanzania), Mombassa (Kenya), and Kampala (Uganda). It has other well spread depots in East & Central Africa. It also operates nearly 250 Outlets covering retail and industrial segments.

**PETROCHEMICALS**

Reliance signed an agreement with the Receivers and Managers of Hualon Corporation (M), in Malaysia, to acquire the assets of Hualon and pending the transfer, operations have been commenced.

RIL has signed an MoU with GAIL to explore opportunities to set up petrochemical plants outside of India in feedstock rich countries. Earlier, RIL and GAIL had signed an MoU for cooperation in identified areas in natural gas sector including gas pipelines, city gas distribution, coal bed methane, exploration and production and operation & maintenance services.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

During the nine months period ended 31st December 2007, the refinery processed 23.7 million tonnes and achieved an operating rate of 96%.

Petrochemicals production grew by 4% to 14.5 million tonnes, against 14.0 million tonnes for the corresponding period of the previous year.

The PMT blocks recorded 19% increase in oil production to 474,500 tonnes and a 42% increase in gas production to 1,143 MMSCM.

Turnover for the nine months period ended 31st December 2007 was Rs. 100,572 crore (US$ 25.5 billion), reflecting a growth of 13% over the corresponding period of the previous year. Increase in revenue was due to an 8% increase in prices and a 5% growth in volumes. During the period under review, exports were higher by 20% at Rs. 59,454 crore (US$ 15.1 billion).

Consumption of raw materials increased by 10% from Rs 58,666 crore to Rs 64,639 crore (US$ 16.4 billion) mainly on account of higher crude prices. Traded goods purchased increased from Rs. 638 crore to Rs. 4,806 crore (US$ 1.2 billion) primarily comprising of petroleum products for retail sales.

Employee cost was Rs 1,544 crore (US$ 392 million) for the period under review as against Rs. 1,554 crore. The previous years figure includes proportionate amount of expenditure incurred on Voluntary Retirement Scheme / Special Separation Scheme announced for the employees of erstwhile IPCL Vadodara unit.

Other expenditure decreased by 19% from Rs 8,901 crore to Rs 7,246 crore (US$ 1.8 billion), mainly due to lower incidence of sales tax on account of higher export of refinery products and exchange differences. Other expenditure includes conversion costs, selling expenses, sales tax, repairs & maintenance and establishment expenses.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Operating Profit before other income increased by 16% from Rs. 14,878 crore to Rs. 17,287 crore (US$ 4.4 billion). Net operating margin for the period was 18.0% as compared to 17.7% in the corresponding period of the previous year.

Other income was higher at Rs. 606 crore (US$ 154 million) against Rs. 353 crore primarily on account of increase in interest income on higher surplus funds.

Interest costs were lower by 11% at Rs. 805 crore (US$ 204 million) primarily on account of appreciation of the rupee vis a vis US dollar. During the period, the rupee appreciated by 9% against the US dollar. Moreover, a significant portion of RIL's debt is US dollar denominated. During the nine months period, Rs. 574 crore of interest was capitalized, as against Rs 407 crore in the corresponding period of the previous year. Gross interest cover was 13.0 compared to 11.6 for the corresponding period of the previous year.

Depreciation was lower at Rs. 3,467 crore (US$ 880 million) against Rs. 3,588 crore in the corresponding period of the previous year. Lower depreciation charge was mainly on account of WDV basis being followed for petrochemical assets.

Exceptional item of Rs 4,733 crore (US$ 1.2 billion) represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares. The transactions were conducted through stock exchanges and have helped to further broad base the shareholding pattern of RPL. The sale of shares monetises only a fraction of RIL's holding in RPL at the same time increasing free float in the market. This has unlocked value for RIL shareholders.

Profit after tax was Rs. 15,546 crore (US$ 4.0 billion) as against Rs. 8,787 crore for the corresponding period of the previous year. Profit after tax, excluding exceptional item, was Rs. 11,349 crore (US$ 2.9 billion), representing an increase of 29%.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Basic earning per share (EPS) for the nine months period was Rs. 107.0 (US$ 2.71). Basic earning per share (EPS), excluding exceptional item, for the nine months period was Rs. 78.1 (US$ 1.98) against Rs. 60.5 for the corresponding period of the previous year.

**LEVERAGE**

| (In Rs. Crore) | 31-Dec-07 | 30-Sept-07 | 31-Mar-07 |
|---|---|---|---|
| Gross Debt | 31,553 | 28,607 | 27,826 |
| Cash & cash equivalent | 6,735 | 4,615 | 4,012 |
| Net Debt | 24,818 | 23,992 | 23,814 |
| Shareholders' Equity | 79,845 | 72,208 | 63,967 |
| Net Debt Ratio | 0.31 | 0.33 | 0.37 |

The outstanding debt as on 31st December 2007 was Rs 31,553 crore (US$ 8.0 billion) compared to Rs 27,826 crore as on 31st March 2007. Net gearing as on 31st December 2007 was 21.8% as compared to 25.2% on 31st March 2007.

RIL retained it domestic credit ratings which were AAA from CRISIL and Fitch. During the same period, Moody's and S&P have reaffirmed investment grade ratings, for international debt of RIL, as Baa2 and BBB respectively.

**CAPITAL EXPENDITURE**

During the period under review, RIL incurred capital expenditure of Rs. 13,891 crore (US$ 3.5 billion). With the completion of major expansion plans in the refining and petrochemicals businesses, the capital expenditure was largely for the Oil and Gas initiatives.

| 3Q FY08 | 2Q FY08 | 3Q FY07 | (In Rs. Crore) | 9M FY08 | 9M FY07 |
|---|---|---|---|---|---|
| 4,872 | 2,680 | 1,180 | E & P | 10,013 | 2,430 |
| 534 | 782 | 129 | Refining & Marketing | 1,729 | 1,101 |
| 226 | 94 | 153 | Petrochemicals | 435 | 366 |
| 537 | 292 | 98 | Common | 1,714 | 1,298 |
| **6,169** | **3,848** | **1,560** | **TOTAL** | **13,891** | **5,195** |

The common capital expenditure of Rs. 1,714 crore (US$ 435 million) during the nine months period was mainly on account of purchase of real estate for office purposes.

**RELIANCE PETROLEUM LIMITED (RPL)**

RPL successfully completed the second year of implementation of its refinery project with an overall project progress of 82%. Based on the progress made so far, RPL expects to complete the refinery project ahead of its initial schedule of December 2008.

During the quarter, project implementation gained further momentum and led to the achievement of several significant milestones, including the following:

- Engineering activities are nearing completion.
- Overall procurement progress exceeded 97%.
- More than 75% of equipments and tagged items already received at site.
- Deliveries of over dimensional cargos (ODC) and super ODCs are nearing completion.
- Over 40% of equipments have been erected; Project skyline changed dramatically.
- Overall construction progress crossed the 60% mark for the complex.
- Structural and pipe fabrication activities progressing at an accelerated pace.
- Sufficient site infrastructure mobilised to sustain equipment installation and fabrication activities on the fast track.

Over 2,400 equipments, including several super heavy equipments, have already been installed at site. The underground piping works are mostly complete. Nearly 80% of structural steel

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

fabrication, 95% of tankage fabrication and over 73% of pipe fabrication is completed. The construction activities are at peak and sufficient site infrastructure is mobilised to sustain construction on fast track in the coming quarters.

*Please visit www.reliancepetroleum.com for a photo preview of project progress at the site.*

**RELIANCE RETAIL LIMITED (RRL)**

The third quarter of FY 2007-08 was an eventful quarter for Reliance Retail. This quarter saw the launch of 6 new formats.

Additionally, RRL entered into an alliance with Apple for setting up a chain of Apple Specialty Stores branded as iStore. This is RRL's first alliance with an international brand. Ths first iStore was launched during the quarter in Bangalore.

Reliance Fresh started the quarter with 329 stores and opened an additional 112 stores to end the quarter with 441 stores in over 45 towns and cities.

As on date there are 453 Reliance Fresh stores operational across India.

Reliance Digital launched 2 additional stores in Bangalore and Navi Mumbai respectively bringing the total Reliance Digital stores to 3.

The new formats launched by RRL this quarter are Reliance Trends, Reliance Footprint, Reliance Wellness, Reliance TimeOut, Reliance Jewels and Reliance Super.

In the months of October and November, Reliance Trends, a specialty apparel store selling mens', womens' and children's garments was launched at Gurgaon and Delhi. The store carries the best of national and international brands apart from in-house brands.

RRL also opened its chain of specialty wellness stores offering pre-emptive, curative and beauty solutions under the brand name of Reliance Wellness in the cities of Hyderabad and Bangalore. RRL ended the quarter with 3 Reliance Wellness stores in Hyderabad and 1 in Bangalore.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

The last quarter also saw the launch of 2 Reliance Footprints stores. Reliance Footprints, a specialty footwear store offering over 25,000 pairs of formal and sports wear in men, women and children's footwear, was launched in Hyderabad and Bangalore. The launch of another Footprint store in New Delhi in January 2008 brings the total count of the footwear specialty stores to 3.

In December 2007, RRL launched another specialty format in Bangalore offering its customers an extensive range of merchandise in Books, Music, Stationery, Toys and Gifts under the brand name Reliance TimeOut.

This quarter also saw Reliance's foray into fine and branded jewellery under the brand name of Reliance Jewels in Bangalore. Reliance Jewels is a stand-alone fine jewellery format which has thousands of designs of exquisitely crafted jewellery, a one stop shopping destination for fine jewellery.

RRL closed this quarter by opening its ninth format, Reliance Super, in Amritsar. Reliance Super is a smaller version of the hypermarket format, offering over 10,000 products in various categories like Grocery, Home Care, Apparel & Accessories, FMCG, Consumer Durables & IT, Automotive Accessories and Lifestyle Products.

With the launch of the new formats, RRL now operates 9 different formats across India. Including the Reliance Fresh stores the company now operates over 465 retail stores across India.

The RelianceOne loyalty membership base continues to grow and has crossed over 2 million loyal customers.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

## PERFORMANCE REVIEW

### OIL AND GAS (EXPLORATION & PRODUCTION)

#### *GLOBAL SCENARIO*

The E&P industry registered another period of robust performance marked by high hydrocarbon prices and strong demand from end-users. During the period under review, Brent prices were US$ 76.7 / bbl vis-a-vis US$ 66.3 / bbl in the same period last year. Average Henry Hub gas prices were also higher at US$ 6.9 / MMBTU vis-à-vis US$ 6.7 / MMBTU for the corresponding period of the previous year.

With natural gas prices in Asia and Europe predominantly indexed to oil prices, average gas prices (futures) were higher at US$ 8.5 / MMBTU and are expected to remain above historical levels.

#### *OIL & GAS BUSINESS*

Reliance is the largest exploration acreage holder in the private sector in India. Its E&P assets comprise the following:

- 30% interest in producing Panna-Mukta and Tapti fields
- 33 exploration blocks awarded under the NELP bids
- 5 coal bed methane (CBM) blocks and
- Exploration blocks in Yemen, Oman, East Timor, Australia, Columbia and Northern Iraq (Kurdistan region) held through its subsidiary

#### *PANNA-MUKTA TAPTI (PMT) - HIGHLIGHTS*

During the nine months period, Panna-Mukta fields produced 1,430 thousand tonnes of crude oil and 1,500 MMSCM of natural gas, an increase of 11% and 27% respectively as compared to the

corresponding period of the previous year. Tapti also produced higher gas volumes of 2,300 MMSCM and 152 thousand tonnes of condensate, registering a growth of 46% and 77% respectively over corresponding period of the previous year.

The new revised plan of development (NRPOD) for the Tapti block was commissioned and the project delivered its first gas in September 2007. The current production is about 6 MMSCMD of gas and 4,500 BOPD of condensate. The combined oil output of Panna Mukta & Tapti exceeded 50,000 BOPD for the first time in December 07.

The Development plan of South West Panna (SWP) & Panna K (PK) Field were approved by MC and EPIC award is in progress. The first gas from SWP and PK is expected by Pre-monsoon 2009.

*EXPLORATION HIGHLIGHTS FOR THE NINE MONTHS PERIOD*

- RIL made a gas discovery in well J1 in the KGIII5 block. J1 was drilled to a water depth of 151 meters and a total depth of 2,820 meters. The wells encountered clastics reservoir with gross hydrocarbon column of around 105 metres in the Miocene section and 4 meters in Pliocene section. The discovery, named Dhirubhai 38, has been notified to DGH. RIL has 100% interest in the block, which was awarded under NELP III.

- RIL made a gas discovery in well P1 in the KGIII5 block. P1 was drilled to a water depth of 151 meters and a total depth of 3,500 meters. The wells encountered clastics reservoir with gross hydrocarbon column of around 32 metres in the Miocene section and 4 meters in Pliocene section. The discovery, named Dhirubhai 37, has been notified to DGH. RIL has 100% interest in the block, which was awarded under NELP III.

- RIL made an oil discovery in well MD1 in the KGD4 block. MD1 was drilled to a water depth of 565 meters and a total depth of 3,595 meters. The well encountered clastic reservoir with gross oil column of more than 20 metres in the Mesozoic section. During the Drill stem

testing (DST), the well, named Dhirubhai 36 flowed 596 BOPD oil. RIL has a 100% interest in the block, which was awarded under NELP I.

- RIL made one more gas discovery in KGD6 block well R1 and named the discovery Dhirubhai 34. With this, RIL has made 18 discoveries in KGD6 block out of 21 exploration wells drilled. R1 was drilled to a water depth of 2010 meters and a total depth of 4,860 meters, which is the deepest location, drilled in this block. The well encountered 2 gas bearing zones and the data obtained from logging and modular dynamic testing (MDT) confirmed the presence of hydrocarbons in the Mio-Pliocene intervals. The discovery opens up new areas in the deep stratigraphic levels in the block and demonstrates an upside potential.

- RIL made a significant discovery in the west coast in block GS01 which was named Dhirubhai 33. This shallow water block was awarded to the consortium of RIL (90%) and Hardy Exploration (10%) under the NELP II round. The well, GS01-B1 was drilled to a water depth of 78 meters and a total depth of 2,282 meters. Hydrocarbon presence was confirmed in mid-Miocene carbonate reservoir. Drill stem testing (DST) resulted in a flow of 18.6 MMSCFD of gas and 415 barrels of condensate per day. This was RIL's first discovery in west coast carbonate reservoir area.

- RIL announced success in its very first well in the Cauvery deep-water basin in the east coast of India. This is the first time a hydrocarbon discovery has been made in the Cauvery deep-water basin. The deep-water block CY-DWN-2001/2 (CY-III-D5), namely 'Dhirubhai – 35' has an area of 14,325 square kilometers and was awarded to RIL under NELP III. RIL holds a 100 % interest in this block. The success of the well, CY-III-D5-A1 in the block marks the beginning of a new vista of exploration in this basin. This well was located in a water depth of 1,185 meters and was drilled to a target depth of 4,081 meters and terminated in the crystalline basement.

- The reserve estimates of all these discoveries are under evaluation.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

- RIL has contracted two 2D & 3D seismic survey Vessels which are expected to be mobilized in 4Q FY 2007-08. These Vessels are planned to acquire 9,750 square kilometers of 3D and 23,500 LKM of 2D Data.

- RIL has an aggressive exploratory program over the next three quarters to explore available acreage. Drilling is proposed in 6 out of the 26 blocks (excluding new blocks from NELP-VI). RIL also plans extensive seismic studies covering all major basins including 7 blocks awarded in NELP-VI.

- RIL has currently deployed six rigs. With a view to accelerating the exploration program, RIL has plans to mobilize an additional four rigs of which two are expected to be operational in 1Q FY 2008-09, one by 3Q FY 2008-09 and the fourth by 2Q FY 2009-10.

***FAST TRACK DEVELOPMENT EFFORTS IN THE DISCOVERED BLOCKS***

The development of discoveries Dhirubhai 1 and Dhirubhai 3 in the KGD6 block are on schedule for production of gas during second half of FY 2008-09. Milestones achieved are:

- Over 94% of the planned firm wells have been drilled
- Engineering and fabrication of all major offshore equipment has been completed with quality checks and testing underway
- Critical sub-sea structures are currently undergoing quality checks and testing
- Equipment has started arriving at the site in Kakinada
- Onshore terminal construction is progressing in full swing
- About 40 vessels mobilized for offshore construction and installation with 20 more slated to begin operations in the 4Q FY 2007-08
- The construction jetty has been completed

Some of the key milestones already achieved in the project and during the quarter were as follows:

- Control cum riser platform jacket loaded out of Morgan City, USA
- First load of Umbilicals loaded out of Norway
- Line pipes from various suppliers delivered at Kakinada
- Major sub-sea structures fabrication completed and loaded out of Malaysia
- Major sub-sea structures fabrication and CRP Topsides progressed and near completion
- First XMT delivered to Malaysia for testing; 3 more are ready at Tranby for despatch
- Vessels mobilized for Off Shore installation activities
- Suction piles / foundations for sub sea structures installed
- Substantial Dredging completed

During the last quarter, RIL submitted the development plan for fast track implementation of RIL's Dhirubhai 26 cretaceous oil discovery in KGD6 which is in advance stage of Management Committee approval. Oil production is expected to commence in the second half of FY 2008-09 with an estimated peak oil production of 40,000 BOPD and plateau gas production of 9 MMSCMD.

For NEC25, the development plan has been submitted to the DGH for approval.

### *GAS MARKETING AND PRICING*

Reliance is aligned with the national interests on prioritization of gas usage and believes that gas should first cater to existing assets in India, especially in the core fertilizer and power sector, which are either underutilized, or are forced to use expensive alternate fuels like naphtha, fuel oil and LNG due to limited availability of gas supplies. Better utilization of these assets and replacement of costly alternate fuels will help increase production of fertilizer, generation of power and reduction in government subsidies. With gas being supplied to the fertilizer plants using liquid fuels, this will usher in the next wave of India's green revolution.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Reliance has already initiated the process of committing gas to the core fertilizer and power sectors. The Government has approved the pricing formula for sale of gas to be produced from KGD6; which results in the gas price of US$ 4.20 / MMBTU at crude price of US$ 60 / bbl or above, and in doing so has upheld the provisions of the PSC under the Government's New Exploration and Licensing Policy (NELP). The approval of market determined pricing will drive further investments in the sector. Recently, the Government of India has accepted the PSC price of US$ 5.70 / MMBTU for the PMT gas.

### *COAL BED METHANE (CBM)*

The commercial production from CBM is expected by 2010. Development plans for the Sohagpur East and West blocks were approved by the DGH during the period under review.

### *INTERNATIONAL OPERATIONS*

The international business comprises of 10 blocks with acreage of about 80,000 square kilometers – 2 each in Yemen, Oman, Kurdistan and Colombia, 1 each in East Timor and Australia. In addition, Reliance also has 25% interest in a producing block in Yemen.

During the last quarter, average production at the Yemen Block 9 was 5,450 BOPD. There was a discovery of Oil in the exploratory well Malik-1 during the last quarter. The size of the discovery is yet to be ascertained.

In Oman Block 18, processing and interpretation of newly acquired 2D and 3D is nearing completion. Inventory of drillable locations is being finalized. Drilling preparatory activities like setting up a shore base etc are currently underway with an objective to attempt drilling of an exploratory well which is subject to the availability of a suitable exploratory rig.

Reliance has further expanded its International footprint in Exploration and Production business.

- Reliance has executed two Production Sharing Contracts (PSC), with the Kurdistan Regional Government (KRG), covering petroleum exploration activities in the Rovi and Sarta blocks in the Kurdistan region of Iraq.
- Reliance signed Production Sharing Agreement (PSA) for an offshore block no. 41 in Oman deep water. The block measures over 20,000 square kilometers. The new block is adjacent to the earlier block of RIL signed in 2005.
- Reliance signed two Production Sharing Agreements in Yemen. The exploration blocks numbered 34 and 37 are located in Jeza basin of eastern Yemen. RIL holds 70% participating interest in both the blocks while remaining 30% is held by Hood Energy.
- Reliance signed Hydrocarbon Production and Exploitation Contracts for two offshore blocks, Borojo North and Borojo South, in Columbia. The contracts envisages exploration of two blocks located in the Pacific Ocean, west of Columbia in water depths reaching up to 1,500 meters. Each block size is approximately 4,000 square kilometers.

With these blocks, about 70% of Reliance's total international acreage is slated to be in frontier areas of offshore deepwater.

A number of international upstream opportunities are being pursued in Africa, Middle East and Asia Pacific and are in various stages of negotiation.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

## REFINING & MARKETING (R&M)

| 3Q FY08 | 2Q FY08 | 3Q FY07 | % Change wrt 3QFY07 | (In Rs. Crore) | 9M FY08 | 9M FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 26,154 | 23,575 | 20,870 | 25% | Segment Revenues | 72,057 | 64,907 | 11% |
| 2,614 | 2,321 | 1,925 | 36% | Segment EBIT | 7,492 | 5,449 | 37% |
| 10.0% | 9.8% | 9.2% | | EBIT Margin (%) | 10.4% | 8.4% | |

During the nine months period, refining EBIT increased to Rs 7,492 crore, an increase of 37% over the corresponding period of the previous year. EBIT margin for the refining business increased to 10.4% as compared to 8.4% in the corresponding period of the previous year.

During the nine months period, the Jamnagar refinery processed 23.7 million tones of crude with an average utilization rate of 96%, which is significantly higher than the average utilization rates for refineries globally. The capacity utilization was lower in the month of October 2007 due to shut down of one unit of Crude Distillation.. For the period under review, average refinery utilization was at 86.9% in North America, 84.2% in Europe and 85.8% in the Asia Pacific region.

During the same period, export of refined products was US$ 11.5 billion accounting for 62% of production volumes. Exports of refined products were at 16.4 million tonnes during the nine months period as compared to 13.5 million tonnes for the corresponding period of the previous year.

### DOMESTIC SCENARIO

During the nine months period, domestic demand for petroleum products increased by 5.9% compared to the corresponding period of the previous year. This is against a 3.6% increase during the corresponding period of the previous year.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Demand for HSD, which accounts for a third of the consumption of petroleum products, registered a growth of 9.8% while demand for MS was higher by 11.6%. Demand of ATF grew by 15.1% and for LPG by 7.5%. Sale of Naphtha dropped by 15% and Kerosene also declined marginally during the period under review.

Domestic marketing margins on MS and HSD continue to be under pressure due to lack of a level playing field for the private sector marketing companies. The period witnessed high crude oil prices without any corresponding improvement in the domestic selling price. RIL is currently maintaining a price differential of Rs. 5.0 per litre over PSUs' Retail Selling Price on HSD and Rs. 4.50 per litre for MS across India.

RIL added 44 retail outlets during the period under review taking a total number of retail outlets to 1,429.

To capture the growth opportunity in the ATF business, RIL has presence at 13 airports in India and is now refueling major airlines. Work at 4 other airports is in advanced stage of completion. All major domestic airlines and few major international airlines (Emirates and Qatar Airways) have started refueling from RIL fuelling stations.

**REFINING MARGIN**

| (US$ / bbl) | 3Q FY08 | 2Q FY08 | 3Q FY07 | 9M FY08 | 9M FY07 |
|---|---|---|---|---|---|
| **Reliance Industries** | 15.4 | 13.6 | 11.7 | 14.9 | 11.1 |
| **Regional Benchmarks** | | | | | |
| Singapore (Dubai) | 7.7 | 6.4 | 3.9 | 7.9 | 5.8 |
| US Gulf Coast (Brent) | 3.9 | 6.9 | 4.3 | 8.0 | 7.9 |
| US Gulf Coast (WTI) | 3.4 | 8.6 | 4.9 | 10.3 | 8.3 |
| Rotterdam (Brent) | 5.3 | 3.5 | 2.8 | 5.1 | 4.7 |
| Mediterranean (Urals) | 4.6 | 3.8 | 4.0 | 5.2 | 5.5 |

*(Source: Reuters)*

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

The quarter witnessed volatility in global refining margins on the back of rising crude oil prices. Refining margins in the benchmark US Gulf Coast (WTI) declined from US$ 8.6 / bbl to US$ 3.4 / bbl on a quarter-on-quarter basis primarily due to weak gasoline cracks. However, the benchmark Singapore complex margins increased from US$ 6.4 / bbl to US$ 7.7 / bbl primarily due to near record jet / kerosene and gas oil cracks. Naphtha cracks were also higher but propylene prices remained stable. Light – Heavy differential remained in the US$ 5 / bbl range.

RIL's GRM also increased on a Q-o-Q basis from US$ 11.7 / bbl to US$ 15.4 / bbl in the quarter ended December 2007. The GRM for 9M FY08 was at US$ 14.9 / bbl as against US$ 11.1 / bbl. The superior configuration at the Jamnagar refinery allowed RIL the flexibility to focus on the production of middle distillate products (Gasoil and Jet / Kerosene) where margins remained firm with strong global demand.

Besides supply demand dynamics refinery margins are significantly influenced by efficiency in several major parameters, such as -

- Efficiency in sourcing crude oil – both in terms of geography and quality
- Ability to produce globally accepted transportation fuels
- Flexibility of crude oil receipt, product slate and product evacuation infrastructure

The highly complex configuration of the RIL refinery gives it the ability to process heavy and sour crude oil. Furthermore, several new crude discoveries are in the "challenged" category and require unique technical capabilities for processing. These factors continue to support high levels of light-heavy differential and provide a unique advantage to the complex refineries such as RIL's refinery in Jamnagar.

While worldwide refinery outages have led to spikes in margins, RIL has maintained its high operating rate to take advantage of these opportunities. Efficiencies in energy consumption, ability to swing production and quality, adaptability to accept different crude blends, flexible

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

operating parameters, blending management and several other factors all add up to RIL's superior GRM.

**CRUDE OIL PRICE MOVEMENT (GLOBAL BENCHMARKS)**

| 3Q FY08 | 2Q FY08 | 3Q FY07 | Oil (Benchmark Industry Prices) – US$ / bbl | 9M FY08 | 9M FY07 |
|---|---|---|---|---|---|
| 88.4 | 74.8 | 59.7 | Brent | 76.7 | 66.3 |
| 88.9 | 74.0 | 58.2 | WTI | 75.3 | 66.4 |
| 83.0 | 68.9 | 56.4 | Dubai | 71.3 | 62.4 |

Average prices of Brent, WTI and Dubai for the nine months period were US$ 76.7 / bbl, US$ 75.3 / bbl and US$ 71.3 / bbl respectively while the peak prices were US$ 96.0 / bbl, US$ 98.4 / bbl and US$ 90.1 / bbl respectively.

**PRODUCT PRICE – AVERAGE MARKET REFERENCE PRICES**

| 3Q FY08 | 2Q FY08 | 3Q FY07 | Products – Period Average - US$ / bbl | 9M FY08 | 9M FY07 |
|---|---|---|---|---|---|
| 95.8 | 81.7 | 64.2 | Gasoline | 87.7 | 75.1 |
| 102.6 | 86.5 | 70.3 | HSD | 90.1 | 79.2 |
| 105.9 | 87.3 | 75.0 | ATF | 91.8 | 82.1 |
| 758.3 | 584.7 | 477.6 | LPG (US$ / MT) | 637.9 | 490.6 |

*(Source: Platts)*
*– Gasoline (95 Unleaded), HSD (Gasoil 0.5%S), ATF (Jet) prices are mean of Platts prices FOB Singapore. LPG prices ($/MT) are Saudi CP FOB Ras Tanura for 40% Propane and 60% Butane.*

International Energy Agency (IEA) has revised its product demand growth forecast for 2008 to 87.8 million barrels per day, growth of 2.5% over 2007, after re-appraisal of ethane prospects in Middle East. Project delays and construction bottlenecks are pushing major capacity additions to beyond 2011 which augurs well for existing refiners like RIL and new ones like RPL.

## PETROCHEMICALS

| 3Q FY08 | 2Q FY08 | 3Q FY07 | % Change wrt 3QFY 07 | (In Rs. Crore) | 9M FY08 | 9M FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 12,706 | 12,961 | 13,145 | (3%) | Segment Revenues | 38,880 | 37,799 | 3% |
| 1,778 | 2,025 | 1,788 | - | Segment EBIT | 5,648 | 5,196 | 9% |
| 14.0% | 15.6% | 13.6% | | EBIT Margin (%) | 14.5% | 13.7% | |

For the period under review, revenues for the petrochemical segment increased by 3% from Rs 37,799 crore to Rs 38,880 crore. Increased prices accounted for 4% of the sales growth while lower volumes accounted for 1% decrease in sales. During the period, EBIT from the petrochemical segment increased by 9% from Rs. 5,196 crore to Rs 5,648 crore.

High feedstock prices continue to impact the petrochemicals business. However, strong domestic demand has lowered the extent of impact of current high prices of feed stocks for an integrated producer like RIL.

During the quarter, higher naphtha cracks squeezed polyester chain margins. Para xylene and PTA margins were lower compared to the corresponding period of the previous year. Further, Para xylene unit at Jamnagar was under planned shutdown for 19 days in December 2007 leading to lower production. All the polyester products witnessed strong domestic demand growth.

Higher naphtha cracks reduced margins in polyethylene while polypropylene benefited from record high margin over propylene. PVC margins were higher as compared to corresponding period of the previous year. Stable gas prices benefited the gas based crackers as compared to naphtha crackers. All the polymer products witnessed strong domestic demand on the back of high economic growth.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

**PETROCHEMICALS PRODUCTION VOLUMES**

| 3Q FY08 | 2Q FY08 | 3Q FY07 | % Change wrt 3Q FY07 | (In '000 Tons) | 9M FY08 | 9M FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 4,768 | 4,953 | 4,841 | (2%) | Production | 14,544 | 13,959 | 4% |
| 852 | 829 | 852 | - | Polymers (PP, PE, PVC) | 2,514 | 2,413 | 4% |
| 392 | 387 | 389 | 1% | Polyester (PFY, PSF, PET) | 1,168 | 1,114 | 5% |
| 1,114 | 1,214 | 1,076 | 4% | Polyester Intermediates (PX, PTA, MEG) | 3,480 | 3,151 | 10% |

For the period under review, production of petrochemical products increased from 14.0 million tonnes to 14.5 million, an increase of 4%.

**POLYESTER AND FIBRE INTERMEDIATES**

Production volumes of the Polyester (PFY, PSF and PET) increased by 5% to 1,168 thousand tonnes. Production from the new polyester facility has been placed successfully in the market. RIL has maintained its focus on specialty products which account for 54% and 39% of PSF and PFY production respectively. RIL now has a domestic market share in excess of 51% in polyester.

RIL's polyester intermediates (PX, PTA and MEG) production grew by 10% to 3,480 thousand tonnes during the nine months period. The production increase is attributed to the new 730 thousand tonnes PTA plant at Hazira which was commissioned in 2Q FY 2006-07, partially offset by planned shutdown of Para xylene unit at Jamnagar in 3Q FY 2007-08. Reliance's domestic market share in polyester intermediates stood at 79%.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Polyester witnessed exciting demand growth in the domestic market at 18% over the corresponding period of the previous year. There was a robust growth of 31% in PET. POY demand grew by 19% whereas PSF demand grew by 13%. The increased demand for polyester was driven by robust investments in textile sector and PET consumer industries during the previous year.

During the period, RIL signed an agreement to acquire assets of Hualon, Malaysia. Hualon is a leading polyester producer in Malaysia with polyester (fibre, yarn and resin) manufacturing capacity of half a million tons per annum along with downstream textile manufacturing capabilities spread over two locations in Malaysia, namely Nilai and Malacca. Pending the transfer of assets, Reliance through its subsidiary, has commenced operations with the use of the assets during the quarter.

This acquisition, which is expected to be consummated shortly, will be the second international acquisition in the polyester sector after RIL successfully acquired Trevira in 2004. This acquisition will help RIL consolidate its position as the World's largest polyester manufacturer with an annual capacity of 2.5 million tonnes which represents an increase of 25% over its existing capacity.

With this acquisition, RIL's global market share in polyester fibre and yarn will exceed 7%. This acquisition will help us achieving our global vision through easy access to other world markets

**POLYMERS**

The polymers business witnessed sustained growth with aggregate production volumes of PP, PE and PVC growing by 4% to 2,514 thousand tonnes. The increase in production is attributed to the full impact of the new PP plant at Jamnagar and also to the scheduled maintenance shutdown of the cracker and downstream plants at Hazira during the corresponding period of the

previous year. RIL continues to be India's largest producer of polymers with a domestic market share of 69%.

RIL produced 1,419 thousand tonnes of ethylene and 560 thousand tonnes of propylene recording an increase of 7% over the corresponding period of the previous year.

The domestic market of polymers witnessed exciting growth with demand growing at 16% compared to the corresponding period of the previous year. The growth was seen across polymers – PP demand grew by 17%, PE demand grew by 21% while demand for PVC grew by 11%. The increased demand came largely from end-use segments like flexible packaging, infrastructure, cables, consumer durables and agriculture.

**CHEMICALS**

During the period under review, production of Linear Alkyl Benzene (LAB) remained unchanged at 128 thousand tonnes. Reliance has a market share of 38% in the domestic LAB market. The Butadiene plant produced 130 thousand tonnes, higher by 13% as compared to the corresponding period of the previous year.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2007

(Rs. in crores, except per share data)

| Sr. No. | Particulars | Quarter Ended 31st December | | Nine Months Ended 31st December | | Year Ended 31st March |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 | 2007 (Audited) |
| 1. | Turnover | 35,880 | 29,753 | 100,572 | 89,078 | 118,354 |
| | Less: Excise Duty / Service Tax Recovered | 1,290 | 1,558 | 4,415 | 4,833 | 6,661 |
| 2. | **Net Turnover** | **34,590** | **28,195** | **96,157** | **84,245** | **111,693** |
| 3. | Other Income | 241 | 120 | 606 | 353 | 478 |
| 4. | **Total Income** | **34,831** | **28,315** | **96,763** | **84,598** | **112,171** |
| 5. | a) (Increase) / decrease in stock in trade / work in progress | 677 | 1,036 | 635 | (393) | (655) |
| | b) Consumption of raw materials | 23,593 | 18,323 | 64,639 | 58,666 | 76,872 |
| | c) Purchases | 1,568 | 110 | 4,806 | 639 | 1,821 |
| | d) Staff cost | 577 | 504 | 1,544 | 1,553 | 2,094 |
| | e) Depreciation | 1,213 | 1,274 | 3,467 | 3,588 | 4,815 |
| | f) Other expenditure | 2,342 | 3,042 | 7,246 | 8,903 | 11,515 |
| | **Total Expenditure** | **29,970** | **24,289** | **82,337** | **72,956** | **96,462** |
| 6. | Interest and Finance Charges | 253 | 306 | 805 | 901 | 1,189 |
| 7. | Exceptional item | 4,733 | | 4,733 | | |
| 8. | **Profit before tax** | **9,341** | **3,720** | **18,354** | **10,741** | **14,520** |
| 9. | Provision for Current Tax [including Fringe Benefit tax] | 1,063 | 437 | 2,107 | 1,235 | 1,657 |
| 10. | Provision for Deferred Tax | 199 | 202 | 701 | 719 | 920 |
| 11. | **Net Profit after tax** | **8,079** | **3,081** | **15,546** | **8,787** | **11,943** |
| 12. | **Net Profit after tax [excluding effect of exceptional item]** | **3,882** | **3,081** | **11,349** | **8,787** | **11,943** |
| 13. | Paid up Equity Share Capital, Equity Shares of Rs. 10/- each. | 1,454 | 1,394 | 1,454 | 1,394 | 1,394 |
| 14. | Equity Share suspense [Refer Note 2] | | 60 | | 60 | 60 |
| 15. | Reserves excluding revaluation reserves | | | | | 59,862 |
| 16. | Earnings per share (Face value of Rs. 10) | | | | | |
| | Basic | 55.6 | 21.2 | 106.9 | 60.5 | 82.2 |
| | Diluted | 55.6 | 21.2 | 106.9 | 60.5 | 82.2 |
| 17. | Earnings per share (Face value of Rs. 10) [excluding exceptional item] | | | | | |
| | Basic | 26.7 | 21.2 | 78.1 | 60.5 | 82.2 |
| | Diluted | 26.7 | 21.2 | 78.1 | 60.5 | 82.2 |
| 18. | Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)] | | | | | |
| | - Number of Shares (in crores) | | | 71.18 | 68.81 | 68.31 |
| | - Percentage of Shareholding (%) | | | 48.97 | 49.38 | 49.02 |

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

**Notes:**

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Consequently, 6,01,40,560 equity shares of Rs 10/- each were allotted to shareholders of erstwhile IPCL on 13th October 2007. In view thereof, the figures for the quarter and nine months ended 31st December 2006 have been restated.

3. Exceptional item represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.

4. The Company has reserved issuance of 6,96,75,402 equity shares of Rs 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. During the period ended 31st December 2007, the Company has further granted 10,35,000 options as per the terms of the ESOS. The options would vest over a period of 7 years from the date of grant based on specified criteria.

5. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,332 crore (US$ 338 million) for the nine months period and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

6. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the nine months would have been higher by Rs. 514 crore (US$ 130 million).

7. During the quarter Reliance Digital Retail Limited, Reliance Brands Private Limited, Reliance Wellness Limited, Reliance Footprint Limited, Reliance Integrated Agri Solutions Private Limited, Reliance Trends Limited, Reliance Lifestyle Holdings Private Limited, Reliance Universal Ventures Private Limited, Reliance AutoZone Private Limited, Strategic Manpower Solutions Private Limited, Reliance Gems and Jewels Limited, Delight Proteins Private Limited, Reliance F&B Services Private Limited, Reliance Agri Products Distribution Private Limited, Reliance Leisures Private Limited, Reliance Retail Securities and Broking Company Private Limited, Reliance Home Store Private Limited, Reliance Trade Services Centre Private Limited, Reliance Food Processing Solutions Private Limited, Reliance Supply Chain Solutions Private Limited, Reliance Digital Media Private Limited, Reliance Loyalty & Analytics Private Limited have become subsidiaries of the Company.

8. Provision for Current Tax for the nine months period includes provision for Fringe Benefit Tax of Rs 29 crore (US$ 7 million).

9. There were no investors' complaints pending as on 1st October 2007. All the 1,751 complaints received during the last quarter were resolved and no complaints were outstanding as on 31st December 2007.

10. The audit committee reviewed the above results. The Board of Directors at its meeting held on 17th January 2008 approved the above results and its release.

11. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter and nine months period ended 31st December 2007.

## UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2007

Rs Crores

| | | Quarter Ended 31st December | | Nine Months Ended 31st December | | Year ended 31st March |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 | 2007 (Audited) |
| 1. | **Segment Revenue** | | | | | |
| | - Petrochemicals | 12,706 | 13,145 | 38,880 | 37,799 | 50,371 |
| | - Refining | 26,154 | 20,870 | 72,057 | 64,907 | 85,932 |
| | - Others | 919 | 634 | 2,310 | 1,719 | 2,380 |
| | **Gross Turnover (Turnover and Inter Divisional Transfers)** | 39,779 | 34,649 | 113,247 | 104,425 | 138,683 |
| | Less: Inter Segment Transfers | 3,899 | 4,896 | 12,675 | 15,347 | 20,329 |
| | **Turnover** | 35,880 | 29,753 | 100,572 | 89,078 | 118,354 |
| | Less: Excise Duty Recovered on Sales | 1,290 | 1,558 | 4,415 | 4,833 | 6,661 |
| | **Net Turnover** | 34,590 | 28,195 | 96,157 | 84,245 | 111,693 |
| 2. | **Segment Results** | | | | | |
| | - Petrochemicals | 1,778 | 1,788 | 5,648 | 5,196 | 6,577 |
| | - Refining | 2,614 | 1,925 | 7,492 | 5,449 | 7,724 |
| | - Others | 396 | 364 | 1,087 | 1,013 | 1,335 |
| | **Total Segment Profit before Interest and Tax** | 4,788 | 4,077 | 14,227 | 11,658 | 15,636 |
| | (i) Interest Expense | (253) | (306) | (805) | (901) | (1,189) |
| | (ii) Interest Income | 141 | 72 | 414 | 222 | 277 |
| | (iii) Other Un-allocable Income Net of Expenditure | (68) | (123) | (215) | (238) | (204) |
| | (iv) Exceptional Item | 4,733 | | 4,733 | | |
| | **Profit before Tax** | 9,341 | 3,720 | 18,354 | 10,741 | 14,520 |
| | (i) Provision for Current Tax | (1,063) | (437) | (2,107) | (1,235) | (1,657) |
| | (ii) Provision for Deferred Tax | (199) | (202) | (701) | (719) | (920) |
| | **Profit after Tax** | 8,079 | 3,081 | 15,546 | 8,787 | 11,943 |
| | **Profit after Tax** [excluding effect of exceptional item] | 3,882 | 3,081 | 11,349 | 8,787 | 11,943 |
| 3. | **Capital Employed (Segment Assets – Segment Liabilities)** | | | | | |
| | - Petrochemicals | 30,519 | 32,951 | 30,519 | 32,951 | 32,127 |
| | - Refining | 40,582 | 40,369 | 40,582 | 40,369 | 38,726 |
| | - Others | 28,988 | 8,951 | 28,988 | 8,951 | 15,634 |
| | - Unallocated Corporate | 18,984 | 11,490 | 18,984 | 11,490 | 12,288 |
| | Total Capital Employed | 119,073 | 93,761 | 119,073 | 93,761 | 98,775 |

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

**Notes to Segment Information for the Quarter / Nine Months Ended 31st December 2007**

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

    a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

    b) The **refining** segment includes production and marketing operations of the petroleum products.

    c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

    - Oil and Gas
    - Textile
    - Retail business
    - SEZ development

    d) Capital employed on other Investments and income from the same are considered under "un-allocable"

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Reliance
Industries Limited

January 17, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

**Attn: Shri S. Subramanian, DCS-CRD**
**Scrip Code: 500325**
**Fax No.2272 2037 / 2272 3719**

**Trading Symbol: 'RELIANCE EQ'**
**Fax No. 2659 8237 / 38**

Dear Sir,

Sub: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended December 31, 2007 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of Directors of the Company at its meeting held today i.e. January 17, 2008.

You are requested to take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to: The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg

**HARIBHAKTI & CO.** *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
PLOT NO.56 ROAD NO.17, MIDC, MAROL, ANDHERI (E), MUMBAI-400 093, INDIA. ✆ : 6672 9999 • FAX : 6672 9777
• E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

## SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** ( hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

| | | |
|---|---|---|
| 1 | For Quarter Ended | **December 31, 2007** |
| 2 | ISIN | INE002A01018 |
| 3 | Face Value | Rs. 10/- per Equity Share |
| 4 | Name of the Company | Reliance Industries Limited |
| 5 | Registered Office Address | 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021 |
| 6 | Correspondence Address | 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021 |
| 7 | Telephone & Fax Nos. | Tel No : 022 - 2278 5211<br>Fax No : 022 - 2278 5110 |
| 8 | Email address | investor_relations@ril.com |
| 9 | Names of the Stock Exchanges where the company's securities are listed | 1. Bombay Stock Exchange Limited<br>2. National Stock Exchange of India Limited, Mumbai |

| | | Number of Shares | % of Total Issued Cap. |
|---|---|---|---|
| 10 | Issued Capital | 145 36 48 601 | 100.00 |
| 11 | Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)* | 145 36 48 601 | 100.00 |
| 12 | Held in dematerialised form in CDSL | 2 40 80 466 | 01.66 |
| 13 | Held in dematerialised form in NSDL | 136 84 63 408 | 94.14 |
| 14 | Physical | 6 11 04 727 | 04.20 |
| 15 | Total No. of Shares (12+13+14) | 145 36 48 601 | |

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

| Particulars | No. of Shares. | Applied / Not Applied for listing | Listed on Stock Exchanges (Specify Names) | Whether intimated to CDSL | Whether intimated to NSDL | In-prin. appr. Pending for SE (Specify Names) |
|---|---|---|---|---|---|---|
| Allotment of Equity shares on Amalgamation of IPCL with RIL | 6,01,40,560 | Applied for listing on NSE & BSE | Listed on NSE & BSE | YES | YES | In-Principle Approval received from BSE & NSE |

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

| Total No. of demat requests | No. of requests | No. of shares | Reasons for delay |
|---|---|---|---|
| Confirmed after 21 Days | 130 | 5 830 | Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL. |
| | 6 | 468 | Delay in receipt of Physical DRF & Share Certificates from DP. |
| | 1 532 | 1 01 450 | Processed Under NOL |
| | 62 | 3 003 | Rejected since Physical DRF & Share Certificates not received from DP within 30 Days |
| **Total** | **1 730** | **1 10 751** | |
| Pending for more than 21 days | 16 | 2 061 | Non - receipt of Physical DRF & Share Certificates from DP |
| **Total** | **16** | **2 061** | |

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 2278 5307
Fax No : 022 - 2278 5081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point,
Mumbai - 400 021
Tel.: 022 2287 1099
Fax.: 022 2285 6237
Name & Regn. No. of the partner :
Bhupendra Bangari - 42320

24 Appointment of common agency for share registry work if yes (name & address)

| |
|---|
| Karvy Computershare Pvt. Ltd.<br>46, Avenue 4, Street No.1,<br>Banjara Hills, Hyderabad-500 034 |

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

**FOR HARIBHAKTI & CO.**
**CHARTERED ACCOUNTANTS**

**BHUPENDRA BANGARI**
**PARTNER**
**M. No.: 42320**

Place: Mumbai
Date : 4th Jan 08

END